Exhibit 14
COMMUNITY BANKERS ACQUISITION CORP.
Code of Conduct and Ethics
Directors, Officers, & Employees
June 2005
Introduction
     Today, the activities of all business entities are subject to scrutinization by governmental regulatory authorities, shareholders, clients, and the general public. The conduct and ethics of corporate employees has become even more important in the wake of recent business scandals. The banking industry, which is our focus, has not been immune to such scrutiny and the issue of conduct and ethics; and has assumed a leading role in formalizing policies and procedures for ethical behavior. Financial institutions have traditionally recognized their responsibility to act in a manner that inspires public trust and confidence. Business ethical standards must be firm and never be compromised.
     The Community Bankers Acquisition Corp. (the “Company”) Code of Conduct and Ethics (the “Code”) represents explicit corporate policy. It applies to directors, officers and employees (“Employees”) of all Company affiliates. It is a standard for responsible and professional behavior that should serve as a guide for all business dealings. The Code is based on the fundamental principles of integrity and good judgment. It is intended that it will be a reference and a guide for individual decision making. The Company’s Code of Conduct and Ethics is designed to deter wrongdoing at every level of the Company and within our affiliated entities and to promote:
•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, regulatory organizations and the public;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code;

•	the exercise of due diligence to prevent and detect criminal conduct;

•	promotion of an organizational culture that encourages conduct and ethics and a commitment to compliance with the law; and

•	accountability of adherence to the Code.
     Ethical business conduct and compliance with all local, state and federal laws, rules and regulations are vital to maintaining the public’s trust and confidence. In all Company endeavors, two fundamental principles will apply:
(1)	Employees will always place the interests of the Company and its clients first, and

(2)	Employees have the duty and obligation to make full disclosure of any situation in which his or her private interests conflict with those of the Company.
     In all business transactions and dealings where Employees represent the Company, they are charged with adhering to high ethical standards and practices and to conducting themselves in accordance with the Company’s policies and procedures. The Company’s reputation for integrity is one of its most valuable assets and is dependent on the individual and collective conduct of its Employees. Each Employee must strive to avoid situations that raise questions of ethics between the Employee and the Company, or shareholders or clients.
     The following items represent the position of the Company with regard to the conduct and ethics of its Employees. Each Employee is required to be aware of the principles in the Code, to adhere to its guidelines, and to seek assistance from senior management or supervisory personnel when any questions arise about the Code, or when a situation develops that may present a problem under the Code.
     While each Employee is required to be aware of the contents and operation of this Code, the Company is also committed to its Board of Directors, as its governing authority, to exercise reasonable oversight with respect to the implementation and effectiveness of this Code.
Workplace Environment
     The Company is committed to building an environment of mutual respect that promotes teamwork through honesty, fairness, and decency. The workplace is highly challenging and demands a strong commitment to excellence. Using logic, common sense, and valuing each other as individuals will help create the proper environment for Employees and clients.
Equal Opportunity
     The Company fully supports equal opportunity in all facets of business. Discrimination of any kind will not be tolerated. No Employee, applicant for employment, client or others with whom the Company does business will be treated in a discriminatory manner because of race, gender, religion, color, national origin, sexual orientation, disability, familial or marital status, veteran status, or age.
Harassment
     The Company is committed to providing a workplace environment that is free of harassment or conduct that may be considered abusive or offensive. Harassment of Employees for any reason, including sexual harassment, will not be tolerated. It is illegal, devalues its victims, decreases productivity and damages morale.
Health and Safety
     The Company strives to provide its Employees with a safe and healthy work environment. All Employees are responsible for achieving this goal and for following logical safety and health rules.
Confidential Information
     Information is a valuable Company asset. The Company’s Employees have a duty to safeguard confidential and proprietary information about the Company itself and information that the Company’s suppliers, vendors, and clients have entrusted to it.

     Confidential and proprietary information is that information that has not been disclosed to the general public or that gives the Company an advantage over its competitors or that could expose the Company to harm or liability if released inappropriately. Common examples are: certain financial information, physical security data, corporate strategy, information about relationships with our suppliers, vendors, clients and employees, as well as trademarks and trade secrets, and any information that may have a determining influence on any transaction involving any type of Company stock or security.
     Employees have a duty to protect confidential and proprietary information. Confidential or proprietary information should never be discussed outside the confines of the Company. This type of information should never be disclosed to third parties without proper authorization. Financial information regarding the Company is not to be communicated in any way to any person unless it has been published in reports to the Company’s shareholders or otherwise made generally available to the public. Confidential information acquired through the course of employment that pertains to the Company, its suppliers, vendors, and clients is to be used solely for financial services purposes and not as a basis for furthering a private interest or as a means of personal gain.
     Clients expect to be able to deal with the Company on a confidential basis. Information about a client should only be communicated to other persons or organizations according to standard procedures in compliance with the Company’s privacy policy or when authorized by the client or required by law. An Employee may not seek, gain access to, or disclose confidential information of clients for any unauthorized purpose. Disclosure of such information to other Company personnel should be kept to a minimum and be on a need-to-know basis. Confidential or proprietary client information should never be discussed outside the confines of the Company.
     Our clients must have complete trust in the Company’s ability to handle and safeguard confidential information. All Employees must conduct themselves in a way that will reflect positively on the Company and will enhance the confidence of our clients. Should any Employee have a request for confidential or proprietary information that has not been authorized to be released, that request should be referred to the Employee’s supervisor or other officer of the Company.
     Employees are not to answer inquiries from any type of news media about or on behalf of the Company or any of its clients. Any questions from the media are to be directed to the Company’s Chairman of the Board and Chief Executive Officer.
     The protection of Employee personal and financial information is also of paramount importance. The Company recognizes that its Employees are its most valuable resource. The Company values the contributions that each Employee makes to the organization and is committed to treating each of these individuals with respect. This respect includes preserving the confidentiality of records, refraining from unwarranted intrusions into private matters, and supporting to the greatest extent possible, aspirations in the workplace.
     Breach of this policy and any of the above paragraphs pertaining to confidential and proprietary information can result in legal action against the Employee and the Company, and can be cause for termination of employment. In addition, breach of this policy may also be a violation of the provisions of state and federal regulations related to the privacy of Company records.

Conflicts of Interest
     Employees have an obligation to conduct business within guidelines that prohibit actual or potential conflicts of interest. A conflict of interest occurs whenever an Employee’s private interests interfere with the interests of the Company. A conflict of interest can also arise whenever an Employee, or member of his/her family, has an interest, direct or indirect, in an entity dealing with the Company, and the interest is of such an extent or nature that his/her decisions may be affected or determined by it. Each Employee is expected to manage personal and business affairs so as to avoid situations that may lead to conflict, or even an appearance of conflict, between the Employee’s self interest and his/her duty to the Company. The following information is provided for specific types of conflicts of interest:
Outside Employment & Activities, Directorships, & Fiduciary Appointments
     Subject to the exceptions outlined below, Employees may not work for or receive compensation for services from any competitor, client, vendor, supplier, or any other outside source without the prior approval of the Employee’s supervisor. Employees must not serve on the board of directors of another public company or of a governmental agency without the prior approval of the Employee’s supervisor. Employees must receive permission from his/her supervisor to serve in any fiduciary capacity for any individual or organization.
     Outside employment and outside activities present the same potential problems and may conflict with what the Company does or may be interested in doing or may cause Employees to have divided loyalties. Employees who desire outside employment must carefully avoid conflicts regarding employment transactions, hours of work, or any other potential issue which may interfere with Company activities. An Employee’s commitment to the Company is his/her first responsibility. The Company will not permit outside employment or involvement in outside activities that may interfere or conflict with the interests of the Company.
     Requests by Employees to participate in outside employment or activities must be made in writing. Supervisory permissions referenced above must also be in writing with the original placed in the Employee’s personnel file and a copy will be given to the Employee.
     Employees may participate in civic, church, and political activities of their choice. The main concerns of the Company are that such activities do not unduly interfere with the Employee’s job, and that the Employee not give the impression, either direct or implied, that his/her specific actions or views are those of the Company. When any such activity requires the Employee to be away from his/her job with the Company, prior approval from the Employee’s supervisor is required. Use of the Company’s facilities for any outside activity also requires approval from the Employee’s supervisor.
     Should an Employee obtain signature authority on any account of an outside organization that maintains that account with the Company, the signature relationship is to be reported to the Employee’s supervisor.
     These restrictions on outside employment and activities, directorships, and fiduciary appointments do not apply to the Company’s directors, who do not devote their full time and attention to Company business. However, such directors must report to the Chairman of the Board and Chief Executive Officer any employment or other activity that is likely to create a conflict of interest affecting the director’s ability to perform the ordinary duties of an outside director.

     Questions that pertain to appropriate outside activities are to be referred your supervisor or to the Company’s Audit Committee Chairman.
Material Connection/Substantial Interest
     Subject to the exceptions outlined below, an Employee shall not represent the Company in any transaction in which he/she has any material connection or substantial interest. Specifically, a material connection includes the involvement of any family member. Family members include spouse, son, daughter, father, mother, brother, sister, father-in-law, mother-in-law, daughter-in-law, son-in-law, brother-in-law, sister-in-law, grandparent, grandchild, niece, nephew, cousin, or any members of a household from the foregoing list of relatives. Transactions involving close personal friends may also provide the potential for such conflicts of interest. The definition of the phrase “substantial interest” shall be as stated from time to time by the Company.
     The term “transaction” for purposes of the Code includes, but is not limited to, approval of overdrafts, authorizing or accepting checks on uncollected funds, waiving any Company charges, late fees, or other fees, making/approving loans, waiving financial statements, or any similar type of financial activity.
     No Employee shall acquire for the Company any service, goods, equipment, machinery, property or securities from a firm, broker, vendor, supplier or contractor in which he/she has a material connection or substantial interest as defined herein or by the Company without obtaining permission from the Company’s Chairman of the Board and Chief Executive Officer.
     These restrictions on representing the Company do not apply to the Company’s directors, who do not devote their full time and attention to Company business. However, such directors must report to the Chairman of the Board and Chief Executive Officer any material connection or substantial interest that is likely to create a conflict of interest affecting the director’s ability to perform the ordinary duties of an outside director.
Investments
     Subject to the exceptions outlined below, Employees may not have financial interests in any Company competitor, client, vendor, or supplier where this interest would influence, or appear to influence, their actions on behalf of the Company. It is improper for an Employee to invest in a Company client’s business unless the interest is acquired through an organized securities exchange, and the Company has no access to confidential information. It is improper for an Employee to subscribe to new issues of stock in a Company client’s business. No Employee will invest in a Company client’s business, or enable others to do so, as a result of confidential inside information. Employees are not to accept special investment favors offered because of the Employee’s Company relationship or position.
     Major securities exchanges require that members avoid handling speculative accounts of Company employed persons without the consent of the Company. Speculative investments, such as margin buying, short accounts, puts, calls, or combinations thereof, are discouraged when these transactions involve Company securities.
     There are no restrictions placed on Employees when they invest in U. S. Government securities, municipal bonds, or mutual funds.

     These restrictions on investments, other than the prohibition on improper use of confidential inside information, do not apply to the Company’s directors who do not devote their full time and attention to Company business. However, such directors must report to the Chairman of the Board and Chief Executive Officer any investment that is likely to create a conflict of interests affecting the director’s ability to perform the ordinary duties of an outside director.
Acceptance of Gifts and Entertainment
     The acceptance of gifts and entertainment by Employees or members of their families from clients, vendors, or suppliers may present a conflict of interest. While Employees are permitted to accept gifts of nominal value (generally considered to be $100 or less), they are prohibited from accepting anything that may reasonably be considered to affect their judgment or that is accompanied by any express or implied understanding that they are obligated to do something in exchange for the gift.
Loans to Employees
     The Company may make loans to Employees provided that any such loans are being made in the ordinary course of business and in accordance with the Company’s specific lending policies. Loans to executive officers, directors, and principal shareholders may be made only as permitted by federal and state regulations.
Use of Company Time and Assets
     Employees may not perform work for outside organizations or individuals by utilizing the Company’s time, premises, materials, equipment, or other assets. This prohibition includes any solicitation or distribution activities not related to the Company.
     Employees are expected to make a commitment to the proper allocation and use of Company assets, tangible and intangible. For purposes of this code, Company assets include equipment, supplies, real estate, premises, tools, inventory, funds, computer hardware, software, and data, vehicles, records and reports, non-public information, and voice or e-mail communications. Employees have an obligation to protect the Company’s assets from loss, damage, misuse, theft, and sabotage. Company assets are to be used for Company business only. Any other use of Company assets must be approved by the Company’s Chairman of the Board and Chief Executive Officer.
Insider Trading
     Employees may become aware of information about the Company or other companies that is not available to the general public. The use of such non-public or “inside” information for securities trading purposes is strictly forbidden, and this prohibition applies to any Employee or any of his/her family members, or any other person to whom the Employee may have communicated the information. Such trading activity is unethical and illegal, and may expose the Employee to civil and criminal penalties.
Client Advice
     Employees are not to engage in any verbal or written communication with a client that could be interpreted as direct or implied legal advice.

     Other than lending officers acting within the normal course of business, Employees are not to recommend to clients the services of accountants, attorneys, or financial services professionals either on a volunteer or solicited basis.
     To avoid any conflict of interest, either real or perceived, an Employee should never use his/her position in the Company, directly or indirectly, for personal gain, to advance personal interests, or to obtain favors or benefits personally, for a family member, or for any other person.
     All Employees are expected to disclose in advance to their immediate supervisors the existence of any situation that could constitute a potential conflict of interest.
     The Company intends to respect the privacy of each Employee’s outside business and personal interests, provided they do not conflict with the Company’s best interests. The Company’s reputation is dependent upon public trust and confidence in the absolute and complete integrity of each of its Employees.
Illegal Activities
     Employees may not engage in any illegal activities as defined by federal, state or local laws. Payments in the form of bribes or kickbacks to Employees are prohibited. No Employee may knowingly make any false or misleading statement.
     If, in the opinion of the Company, any Employee commits any illegal act, severe and appropriate disciplinary action will occur including the potential immediate termination of employment and possible legal action.
Financial Institution Bond
     All Company Employees will be covered by the Company’s financial institution bond insurance (Bond). The Company will not continue to employ anyone who ceases to be eligible for this coverage. Coverage under the Bond ceases for any Employee who is proven to have committed a dishonest, fraudulent, or illegal act against the Company. Dishonest, fraudulent, and illegal acts committed by an Employee against another person will also cause termination of this insurance coverage if known to the Company. The Company conducts credit and background reviews of potential Employees as a routine part of the Employee recruiting process.
Accuracy of Company Records
     Various state and federal laws require the Company to insure that its records accurately and fairly represent transactions and that assets, liabilities, capital, income, expense and any off-balance sheet data are stated factually and without error. Administrative and accounting controls must be implemented to provide reasonable assurance that the Company is in compliance with all such laws and that financial and other reports are accurate and reliable, prepared in a timely manner, and fully and fairly disclose all required or material information.
     Community Bankers Acquisition Corp. is a public company and its shares are listed for trading on the American Stock Exchange. The Company is obligated to make various disclosures to the public and is committed to full compliance with all requirements applicable to its public disclosures. The Company has implemented disclosure controls and procedures to assure that its public disclosures are timely, compliant, factual, complete, accurate, and understandable. All Employees responsible for the preparation of the

Company’s public disclosures, or who provide information as a part of that process, have a duty to assure that such disclosures and information are complete, accurate, and in compliance with the Company’s disclosure controls and procedures. All transactions involving the Company must be fully and accurately recorded to permit preparation of the Company’s financial statements in conformity with generally accepted accounting principles and any related requirements.
     It is a violation of Company policy and illegal for any Employee to cause the records of the Company to be inaccurate or misleading in any way. All Employees are expected to cooperate fully with internal and independent auditors, external accountants, regulatory examiners, and any other outside vendors contracted to review any Company records.
     Any Employee who has concerns about fraudulent, negligent, misleading or questionable accounting or audit practices, or who has concerns with regard to compliance by the Company or its officers, directors, or employees with securities or tax laws, or fiduciary legal requirements, is required to report such concerns. Reports may be made on an anonymous basis using the procedure discussed below for communicating with the Chairman of the Audit Committee. If the Employee has such concerns or has questions about what is proper conduct for the Employee or anyone else, the Employee should contact his/her supervisor.
     The Audit Committee of the Company’s Board of Directors is the entity that is ultimately responsible for oversight of the Company’s auditing and accounting functions and reports to the Board of Directors.
     If an Employee’s concern is not addressed to his/her satisfaction, if a situation involves a suspected violation of law, or if the Employee is uncomfortable or feels it would be impractical to follow normal channels, he/she should send a written report in a confidential envelope addressed to the Chairman of the Audit Committee at:
Chairman
Audit Committee
Community Bankers Acquisition Corp.
717 King Street
Alexandria, VA 22314
Responsibility for the Operation and Effectiveness of the Code of Conduct and Ethics
     The Company is committed to an effective Code of Conduct and Ethics. Operational responsibility for the Code is vested is vested in the Company’s Audit Committee which has been given the resources and authority to carry out, implement, and operate an effective Code.
     The Chairman of the Audit Committee shall also have responsibility to monitor and audit compliance with the Code of Conduct and Ethics and shall annually evaluate the Company’s compliance with the Code. If a material violation of the Code is discovered, the Company shall take reasonable steps to respond to such conduct and shall evaluate and modify, where appropriate, the Code to reasonably prevent such violations in the future.
     If an Employee with substantial authority (i.e., an Employee who within the scope of his/her authority exercises a substantial measure of discretion in action on behalf of the Company) engages in illegal activities that fall within the scope of the Code, or engages in conduct that is inconsistent with the

Code, the Company will take action, where appropriate under the entire circumstances, to relieve that person from his/her position of substantial authority.
Disclosure of the Code of Conduct and Ethics
     The Company will publicly disclose its Code of Conduct and Ethics in accordance with current applicable laws and legislation.
Amendments to the Code of Conduct and Ethics
     Any amendment of the Code of Conduct and Ethics must also be publicly disclosed in accordance with current applicable laws and legislation.
Waivers of the Code of Conduct and Ethics
     Any request by an Employee for a waiver of any standard in this Code can only be granted by the Company’s Chairman of the Board and Chief Executive Officer. Waivers involving any of the Company’s executive officers, senior financial officers, or directors may only be granted by the Company’s Board of Directors or a Committee thereof. Any waivers granted to executive officers, senior financial officers, or directors will be publicly disclosed in accordance with applicable law. Any failure by the Company to take action within a reasonable period of time regarding a material departure from the Code by an executive officer, senior financial officer, or director, will also be publicly disclosed in accordance with applicable law. All Employees should be aware that the Company will not generally grant such waivers and will make an exception only in extreme instances of good cause.
Disciplinary Action
     Violations of this Code of Conduct and Ethics may jeopardize the good standing and financial health of the Company. Employees are expected to be familiar with this Code and to comply with it. Any violations will be regarded with extreme concern. Allegations of potential wrongdoing or violations of the Code will be promptly and thoroughly investigated by the appropriate Company personnel or outside source as determined by the Company’s Chairman of the Board and Chief Executive Officer and/or Board of Directors. All Employees are required to cooperate completely with any internal or external investigation. Any Employee that conceals or knowingly provides false or misleading information in the course of an investigation into an audit or accounting practice is subject to termination.
     Appropriate disciplinary penalties for proven violations of the Code can include counseling, reprimand, warning, suspension with or without pay, demotion, salary reduction, restitution if applicable, and termination. Retaliation in any form against Employees who assist or participate in investigations or proceedings relating to securities fraud or other unlawful activity is strictly prohibited. Moreover, there will be no retaliation against an Employee for raising in good faith questions or concerns about the Company’s accounting or auditing practices.
Employees are encouraged to report suspected violations of the Code or to seek guidance about suspected violations from the appropriate level decision maker. In some instances this may be the Employee’s supervisor. In some instances, if the Employee is uncomfortable with reporting at that level, the Employee is encouraged to take his/her concerns to the Internal Auditor. Such reporting will be treated in a confidential manner and will not form the basis for retaliating against the reporting Employee.

Employee Responsibility
     Ethical problems and issues are not always easily recognizable. The following signs may indicate a possible ethical issue:
•	Employee feels uncomfortable about a business decision or about something that he/she has been asked to do

•	Employee has witnessed a situation that has made him/her or someone else feel uncomfortable

•	Employee feels or believes that the Company would be embarrassed or damaged if a situation were to become public
     It is the Employee’s responsibility to bring any such questionable situations to the attention of his/her supervisor or to the Company’s Audit Committee. If an Employee is not sure of whether an ethical situation exists, the issue should always be appropriately discussed. Any such discussions will be treated in a sensitive and appropriate manner, and no Employee will be subject to any retaliatory or disciplinary action for raising questions in good faith.
Periodic Training
     The Company is committed to maintaining an effective Code. To that end, the organization shall annually conduct, for all Employees, an effective training and education program that communicates the standards, practices and procedures of the Code. Such training and education is the responsibility of the Company’s Training Director.
Matters Not Covered by the Code
     The Board of Directors and senior management of the Company recognize that it is impossible to define every practice or condition that could constitute an objectionable conflict or breach of ethics. Accordingly, the omission of any specific policy of limitation or prohibition noted above shall not be regarded as approval of practices or conditions not specifically set forth in this Code.

Employee Acknowledgment
     I acknowledge that I have received, read, and I understand the Code of Conduct and Ethics of Community Bankers Acquisition Corp., and I agree to abide by the Code and its standards. I realize that I will be held accountable for my adherence to the Code, and I fully understand my obligations as specified in the Code.

Signature

Title or Position

Date